Exhibit 99.1

CRML Secures One of the Largest Strategic Stockpiles of Ultra-High-Purity Copper Powder in a US$20M All-Share Acquisition Issued at a 40% Premium to Market

This Strengthens Our Role in Defense, Aerospace & Advanced Technology Supply Chains

NEW YORK, Nov. 21, 2025 (GLOBE NEWSWIRE) -- Critical Metals Corp. (Nasdaq: CRML) (“Critical Metals Corp” or the “Company”), a leading critical minerals mining company, today announced that it has acquired & secured one of the largest strategic stockpiles of ultra-high-purity critical copper powder for a consideration of US$20M at US$10 per share, in an all-share transaction acquisition strengthening CRML’s position as a key supplier to advanced defense, aerospace, and technology markets.

●	This transaction not only strengthens our western value chain, but also supplies our allied militaries immediately

●	An all-share transaction with a long-only multi-generational European based single family office Swiss Commodity RE.

The agreement provides CRML with exclusive access to one of the largest known G7 & EU-origin secured stockpiles of a fully compliant, highly sought after, traceable supply chain and ultra-high-purity (UHP) copper powder, a material so essential to many of the same advanced military applications both classified and unclassified technologies that rely on critical metals and rare earth elements. The all-share transaction (completed at a 40% premium to yesterday’s closing price) is strategic to support CRML’s broader critical-materials platform.

Supply of UHP copper powder has historically been dominated by Russia and China. This acquisition secures a G7/EU-origin, fully traceable resource at scale—supporting Western industrial resilience and giving CRML’s customers dependable access to a material central to innovation across defense and advanced manufacturing.

By integrating this asset, CRML enhances its ability to support customer R&D and production for complex systems, while continuing to advance Tanbreez and its rare earth business as planned.

Tony Sage, Chairman of CRML, commented:

“Ultra-high-purity copper powder is a core input across the advanced defense, aerospace, energy, and semiconductor technologies that also depend heavily on rare earth elements. Securing this Western traceable stockpile strengthens CRML’s role as a key partner to these industries and enhances the strategic relevance of our broader portfolio, including Tanbreez.

“This acquisition immediately expands our Department of War (“DoW”) and North American Treaty Organization (“NATO”) supply capabilities, deepens customer engagement, and supports the development of our critical metals projects through a new non-dilutive and highly commercial opportunity, that benefits our shareholders.”

Details

The Company will issue 2 million Ordinary shares at $US10 per share for 40 kilograms of the UHP 99.96% pure copper powder. This highly sought after material sells for between $US1,500 to $US2,500 per gram. A high-performance material for high-performance industries.

The acquired material is a highly specialized, non-exchange-listed UHP copper powder used only in applications where precision and reliability are paramount. Global demand is accelerating, with analysts projecting 7–8% annual growth driven by:

●	Defense & Aerospace: high-density electronics, satellites, guidance systems

●	Advanced Energy: solid-state batteries, power electronics

●	High Technology: semiconductor fabrication, supercomputing, additive manufacturing

In many of these applications, ultra-pure copper and rare earth elements sit side-by-side within the same high-value components, making the copper powder stockpile a natural strategic fit within CRML’s critical-metals portfolio.

About Copper Powder

Ultra High Purity (UHP) copper powder, often achieving purity levels of 99.9999% or higher, is a specialized material prized for its exceptional electrical and thermal conductivity, making it indispensable in advanced technological applications. It is commonly used in microelectronics for creating conductive pastes and inks, which are essential for printed circuit boards and semiconductor manufacturing. Additionally, UHP copper powder plays a key role in additive manufacturing, such as 3D printing of intricate components for aerospace and automotive industries, where its fine particle size ensures high-density parts with minimal defects. Other notable uses include thermal spray coatings for heat exchangers and protective surfaces, as well as stabilizers in superconducting magnets, where it provides reliable current pathways and efficient heat dissipation during operation.

The value of UHP copper powder stems from its ability to meet the stringent demands of high-tech sectors, where even minor impurities could compromise performance, leading to failures in critical systems like electronics or energy infrastructure. Economically, it commands a significant premium price due to complex production methods and very limited supply, with markets focused on specialized applications in medicine, superconductors, and advanced military applications.

About Critical Metals Corp.

Critical Metals Corp (Nasdaq: CRML) is a leading mining development company focused on critical metals and minerals, and producing strategic products essential to electrification and next generation technologies for Europe and its western world partners. Its flagship Project, Tanbreez, is one of the world's largest, rare earth deposits and is located in Southern Greenland. The deposit is expected to have access to key transportation outlets as the area features year-round direct shipping access via deep water fjords that lead directly to the North Atlantic Ocean.

Another key asset is the Wolfsberg Lithium Project located in Carinthia, 270 km south of Vienna, Austria. The Wolfsberg Lithium Project is the first fully permitted mine in Europe and is strategically located with access to established road and rail infrastructure and is expected to be the next major producer of key lithium products to support the European market. Wolfsberg is well positioned with offtake and downstream partners to become a unique and valuable asset in an expanding geostrategic critical metals portfolio.

With this strategic asset portfolio, Critical Metals Corp is positioned to become a reliable and sustainable supplier of critical minerals essential for defense applications, the clean energy transition, and next-generation technologies in the western world.

For more information, please visit https://www.criticalmetalscorp.com/.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may include expectations of our business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this news release, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date of this news release, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Critical Metals Corp.

Investor Relations: ir@criticalmetalscorp.com
Media: pr@criticalmetalscorp.com

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